02 AUG 27 AM 8:21

Morgan

The Morgan Crucible Company plc

22nd August 2002

Morgan House, Madeira Walk,
Windsor, Berkshire SL4 1EP
Telephone: 01753 837000
Telefax: 01753 850872
DX No. 3824
www.morgancrucible.com

Office of International Corpor
Division of Corporation Financ
Securities and Exchange Comn
450 Fifth Street, N.W.
Washington, DC 20549

02049511

Re: The Morgan Crucible Company plc – File No. 82-3387

SUPPL

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
AUG 30 2002
THOMSON FINANCIAL

Sincerely,

Tracey Bigmore

Tracey Bigmore
Manager, Company Secretariat

Enclosure

dlw 8/27

Full Text Announcement

Other Announcements from this Company

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Company	Morgan Crucible Co
TIDM	MGCR
Headline	Notice of Results
Released	12:10 22 Aug 2002
Number	PRNUK-2208

THE MORGAN CRUCIBLE COMPANY PLC

Announcement of Interim Results

The Morgan Crucible Company plc will be announcing its Interim results for the six months ended 4 July 2002 on Tuesday 10 September 2002.

END

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